Cover Letter

POMONA INVESTMENT FUND

780 Third Avenue, 46th Floor

New York, NY 10017

If you do not wish to sell any of your Shares, please disregard this notice.

This is simply a notification of the Fund’s tender offer.

June 22, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Pomona Investment Fund (the “Fund”). If you are not interested in tendering your Class A Shares or Class I Shares in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of your Shares may be subject to income and transfer taxes.

The tender offer period will begin on June 22, 2026 and end at 11:59 p.m., Eastern Time, on July 21, 2026 (the “Expiration Date”). The purpose of the tender offer is to provide liquidity to shareholders of the Fund (“Shareholders”). Shares may be presented to the Fund for repurchase only by tendering Shares during one of the Fund’s announced tender offers.

If you wish to remain invested in the Fund, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it to the Fund mail (Pomona Investment Fund c/o Ultimus Fund Solutions, P.O. Box 46707, Cincinnati, OH 45246, overnight mail (Pomona Investment Fund c/o Ultimus Fund Solutions, 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246, fax: (402-609-7043), or e-mail (pomona@ultimusfundsolutions.com) as instructed in the Letter of Transmittal. All tenders of Shares must be received in good order by 11:59 p.m., Eastern Time, on July 21, 2026.

Note: Clients of Morgan Stanley Smith Barney LLC should not fax or mail tender documents to the Fund. See instructions below for completing Morgan Stanley Smith Barney LLC’s electronic form:

Clients of Morgan Stanley Smith Barney LLC are instructed to contact your financial advisor/private wealth advisor to complete the electronic form. Morgan Stanley Smith Barney LLC’s financial advisor/private wealth advisor should submit such completed electronic form to their order entry system by 4:00 p.m. Eastern time at least two days prior to the tender offer expiration date.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest-bearing, uncertificated promissory note entitling you to a single payment equal to 100% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The payment will be made within 75 days after the Valuation Date.

If more than 5% of the Fund’s Class A Shares and Class I Shares in the aggregate are tendered to the Fund before the expiration of the repurchase offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the repurchase offer, if necessary, and increase the number of Shares that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended repurchase offer period; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to the tender offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this tender offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 1-844-2POMONA.

Sincerely, Pomona Investment Fund